Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Rebecca Liu
Investor Relations
51job, Inc.
+(86-21) 6879-6250
ir@51job.com

51job, Inc. Reports Third Quarter 2012 Financial Results

SHANGHAI, China, November 7, 2012 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the third quarter of 2012 ended September 30, 2012.

Third Quarter 2012 Financial Highlights:
– Total revenues increased 8.9% over Q3 2011 to RMB373.7 million (US$59.5 million), exceeding the Company’s guidance
– Online recruitment services revenues increased 13.1% over Q3 2011 to RMB240.6 million (US$38.3 million)
– Gross margin was 72.5% compared with 72.4% in Q3 2011
– Income from operations increased 4.3% over Q3 2011 to RMB117.0 million (US$18.6 million)
– Fully diluted earnings per common share were RMB1.91 (US$0.61 per ADS)
– Excluding share-based compensation expense and gain from foreign currency translation as well as their related tax impact, non-GAAP adjusted fully diluted earnings per common share were RMB2.13 (US$0.68 per ADS), exceeding the Company’s guidance
– Cash and short-term investments increased to RMB2,341.0 million (US$372.5 million) as of September 30, 2012

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “Through solid sales execution, we successfully increased the corporate customer count in our online business while maintaining a relatively unchanged level of average revenue per customer in the third quarter. Although employers remain cautious, we have observed a fairly stable and normalized pattern of hiring activity over the past several months. During this period as we all await more clarity in the direction and development of the Chinese economy, we continue to balance strategic investments and operational efficiency measures that we believe will position us for strong growth and profitability when market conditions improve.”

Third Quarter 2012 Unaudited Financial Results
Total revenues for the third quarter ended September 30, 2012 were RMB373.7 million (US$59.5 million), an increase of 8.9% from RMB343.3 million for the same quarter in 2011.

Online recruitment services revenues for the third quarter of 2012 were RMB240.6 million (US$38.3 million), representing a 13.1% increase from RMB212.7 million for the same quarter of the prior year. The growth was principally due to an increase in the number of unique employers using the Company’s online recruitment services. Unique employers increased 13.6% to 188,073 in the third quarter of 2012 compared with 165,572 in the same quarter of the prior year driven by new customer acquisition and growing adoption of online recruitment services by employers. Average revenue per unique employer was relatively unchanged in the third quarter of 2012 as compared to the same quarter in 2011.

Print advertising revenues for the third quarter of 2012 decreased 47.0% to RMB22.7 million (US$3.6 million) compared with RMB42.9 million for the same quarter in 2011 primarily due to the ongoing shift in demand away from print advertising services. The estimated number of print advertising pages generated in the third quarter of 2012 declined 58.7% to 546 from 1,322 pages in the same quarter in 2011. In addition, the number of cities where 51job Weekly is published decreased to nine as of September 30, 2012 from 15 cities as of September 30, 2011.

Other human resource related revenues for the third quarter of 2012 increased 25.9% to RMB110.3 million (US$17.6 million) from RMB87.6 million in the same quarter of 2011 primarily due to greater market demand for our business process outsourcing and training services.

Gross profit for the third quarter of 2012 increased 9.8% to RMB259.2 million (US$41.2 million) from RMB236.2 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 72.5% in the third quarter of 2012 compared with 72.4% in the same quarter in 2011.

Operating expenses for the third quarter of 2012 increased 14.7% to RMB142.3 million (US$22.6 million) from RMB124.0 million for the same quarter of 2011. Operating expenses as a percentage of net revenues was 39.8% for the third quarter of 2012 compared with 38.0% for the third quarter of 2011. Sales and marketing expenses for the third quarter of 2012 increased 14.0% to RMB93.7 million (US$14.9 million) from RMB82.2 million for the same quarter of the prior year primarily due to higher employee compensation expenses as well as greater advertising and promotion expenses. General and administrative expenses for the third quarter of 2012 increased 16.2% to RMB48.5 million (US$7.7 million) from RMB41.8 million in the third quarter of 2011 primarily due to higher employee compensation, rental and office expenses.
Income from operations for the third quarter of 2012 increased 4.3% to RMB117.0 million (US$18.6 million) from RMB112.2 million for the same quarter of the prior year. Operating margin, which is income from operations as a percentage of net revenues, was 32.7% in the third quarter of 2012 compared with 34.4% in the same quarter of 2011. Excluding share-based compensation expense, operating margin would be 36.6% in the third quarter of 2012 compared with 37.8% in the same quarter of 2011.

Net income for the third quarter of 2012 increased 15.8% to RMB112.9 million (US$18.0 million) from RMB97.5 million for the same quarter in 2011. Fully diluted earnings per common share for the third quarter of 2012 were RMB1.91 (US$0.30) compared with RMB1.65 for the same quarter in 2011. Fully diluted earnings per ADS for the third quarter of 2012 were RMB3.82 (US$0.61) compared with RMB3.30 in the third quarter of 2011.

In the third quarter of 2012, the Company recognized total share-based compensation expense of RMB13.9 million (US$2.2 million) compared with RMB11.2 million in the third quarter of 2011. The Company also recognized a gain from foreign currency translation of RMB0.6 million (US$0.1 million) in the third quarter of 2012 compared with a loss of RMB2.9 million in the third quarter of 2011.

Excluding share-based compensation expense and gain/loss from foreign currency translation as well as their related tax impact, non-GAAP adjusted net income for the third quarter of 2012 increased 13.2% to RMB126.3 million (US$20.1 million) compared with RMB111.6 million for the third quarter of 2011. Non-GAAP adjusted fully diluted earnings per common share were RMB2.13 (US$0.34) in the third quarter of 2012 compared with RMB1.89 in the third quarter of 2011. Non-GAAP adjusted fully diluted earnings per ADS in the third quarter of 2012 were RMB4.27 (US$0.68) compared with RMB3.77 in the third quarter of 2011.

Nine Months 2012 Unaudited Financial Results
Total revenues for the nine months ended September 30, 2012 were RMB1,114.9 million (US$177.4 million), an increase of 11.5% from RMB1,000.3 million for the same period in 2011. Income from operations for the nine months ended September 30, 2012 increased 11.3% to RMB366.2 million (US$58.3 million) from RMB329.1 million for the same period in 2011.

Net income for the nine months ended September 30, 2012 increased 27.7% to RMB348.0 million (US$55.4 million) from RMB272.6 million for the same period in 2011. Fully diluted earnings per common share for the nine months ended September 30, 2012 increased to RMB5.87 (US$0.93) from RMB4.61 for the same period in 2011. Fully diluted earnings per ADS for the nine months ended September 30, 2012 were RMB11.74 (US$1.87) compared with RMB9.22 for the same period in 2011.

Excluding share-based compensation expense, gain/loss from foreign currency translation and loss from impairment of long-term investments as well as their related tax impact, non-GAAP adjusted net income for the nine months ended September 30, 2012 increased 18.7% to RMB383.4 million (US$61.0 million) from RMB323.1 million for the nine months ended September 30, 2011. Non-GAAP adjusted fully diluted earnings per common share were RMB6.47 (US$1.03) for the nine months ended September 30, 2012 compared with RMB5.46 in the same period in 2011. Non-GAAP adjusted fully diluted earnings per ADS for the nine months ended September 30, 2012 were RMB12.94 (US$2.06) compared with RMB10.93 in the same period in 2011.

As of September 30, 2012, the Company had cash and short-term investments totaling RMB2,341.0 million (US$372.5 million) compared with RMB2,054.0 million as of December 31, 2011. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook
Based on current market conditions and an estimated year-over-year decrease in print advertising revenues as the Company transitions away from this business, the Company’s revenue target for the fourth quarter of 2012 is in the estimated range of RMB380 million to RMB395 million (US$60.5 million to US$62.9 million). Excluding share-based compensation expense and any loss or gain from foreign currency translation as well as their related tax impact, the Company’s non-GAAP fully diluted earnings target for the fourth quarter of 2012 is in the estimated range of RMB2.05 to RMB2.20 per common share (US$0.65 to US$0.70 per ADS). The Company expects total share-based compensation expense in the fourth quarter of 2012 to be approximately RMB13 million to RMB14 million (US$2.1 million to US$2.2 million).

Other Company News
In August 2012, the Company discontinued the publication of 51job Weekly in Hangzhou but continues to maintain a sales office in the city.

In September 2012, the Company entered into a contract to acquire approximately 5,400 square meters of office space in a commercial building in Guangzhou. Prior to this transaction, the Company’s local sales office occupied some of these premises as a tenant. The total purchase price of RMB92.7 million (US$14.7 million) was paid as a deposit to the seller in the third quarter of 2012. The Company expects to receive title of the property upon the completion of the contract terms by both parties.

Currency Convenience Translation
For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.2848 to US$1.00, the noon buying rate on September 28, 2012 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information
Management will hold a conference call at 7:00 p.m. Eastern Time on November 7, 2012 (8:00 a.m. Shanghai / Hong Kong time zone on November 8, 2012) to discuss its third quarter 2012 financial results, operating performance and business outlook. To dial in to the call, please use conference ID 4572651 and the following telephone numbers:

US: +1-877-941-0843

Hong Kong: +852-3009-5027

International: +1-480-629-9722

The call will also be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures
To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of income before income tax expense, income tax expense, adjusted net income, adjusted earnings per share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain/loss from foreign currency translation and loss from impairment of long-term investments as well as their related tax impact. The Company believes excluding share-based compensation expense and its related tax impact from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain/loss from foreign currency translation and its related tax impact from its non-GAAP financial measures is useful for its management and investors as such translation loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. The Company believes excluding the loss from impairment of long-term investments and its related tax impact from its non-GAAP financial measures is useful for its management and investors as such loss is unrelated to the Company’s core business operations. 51job also believes these non-GAAP measures excluding share-based compensation expense, gain/loss from foreign currency translation and loss from impairment of long-term investments, as well as their related tax impact, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job
51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through online recruitment services at www.51job.com and print advertisements in 51job Weekly, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement
Statements in this release regarding targets for the fourth quarter of 2012, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the fourth quarter of 2012; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the fourth quarter of 2012 or as a result of new information, future events or otherwise.

51job, Inc.
Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
(In thousands, except share, per share and per ADS data)	September 30, 2011	September 30, 2012	September 30, 2012
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Online recruitment services	212,736	240,631	38,288
Print advertising	42,900	22,726	3,616
Other human resource related revenues	87,643	110,340	17,556

Total revenues	343,279	373,697	59,460

Less: Business and related tax	(17,234)	(15,966)	(2,540)

Net revenues	326,045	357,731	56,920

Cost of services (Note 2)	(89,863)	(98,489)	(15,671)

Gross profit	236,182	259,242	41,249

Operating expenses:
Sales and marketing (Note 3)	(82,198)	(93,733)	(14,914)
General and administrative (Note 4)	(41,780)	(48,530)	(7,722)

Total operating expenses	(123,978)	(142,263)	(22,636)

Income from operations	112,204	116,979	18,613
Gain (Loss) from foreign currency translation	(2,900)	515	82
Interest and investment income	11,405	15,870	2,525
Other income (expense)	(124)	2,703	430

Income before income tax expense	120,585	136,067	21,650
Income tax expense	(23,081)	(23,205)	(3,692)

Net income	97,504	112,862	17,958

Other comprehensive income:
Currency translation adjustments	131	(11)	(2)

Comprehensive income	97,635	112,851	17,956

Earnings per share:
Basic	1.72	1.96	0.31
Diluted	1.65	1.91	0.30
Earnings per ADS (Note 5):
Basic	3.43	3.92	0.62
Diluted	3.30	3.82	0.61
Weighted average number of common shares outstanding:
Basic	56,837,045	57,618,599	57,618,599
Diluted	59,176,145	59,153,900	59,153,900

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of US$1.00 to RMB6.2848 on September 28, 2012 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB1,790 and RMB2,228 (US$354) for the three months ended September 30, 2011 and 2012, respectively.

3.	Includes share-based compensation expense of RMB1,539 and RMB1,916 (US$305) for the three months ended September 30, 2011 and 2012, respectively.

4.	Includes share-based compensation expense of RMB7,844 and RMB9,764 (US$1,554) for the three months ended September 30, 2011 and 2012, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Consolidated Statements of Operations and Comprehensive Income

	For the Nine Months Ended
(In thousands, except share, per share and per ADS data)	September 30, 2011	September 30, 2012	September 30, 2012
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Online recruitment services	586,067	705,571	112,266
Print advertising	181,090	92,632	14,739
Other human resource related revenues	233,109	316,734	50,397

Total revenues	1,000,266	1,114,937	177,402

Less: Business and related tax	(52,999)	(48,255)	(7,678)

Net revenues	947,267	1,066,682	169,724

Cost of services (Note 2)	(269,017)	(293,325)	(46,672)

Gross profit	678,250	773,357	123,052

Operating expenses:
Sales and marketing (Note 3)	(231,541)	(272,905)	(43,423)
General and administrative (Note 4)	(117,574)	(134,265)	(21,363)

Total operating expenses	(349,115)	(407,170)	(64,786)

Income from operations	329,135	366,187	58,266
Gain (Loss) from foreign currency translation	(8,442)	1,313	209
Loss from impairment of long-term investments	(15,081)	—	—
Interest and investment income	30,122	45,467	7,234
Other income	3,412	5,491	874

Income before income tax expense	339,146	418,458	66,583
Income tax expense	(66,568)	(70,475)	(11,214)

Net income	272,578	347,983	55,369

Other comprehensive income:
Currency translation adjustments	290	(32)	(5)

Comprehensive income	272,868	347,951	55,364

Earnings per share:
Basic	4.81	6.06	0.96
Diluted	4.61	5.87	0.93
Earnings per ADS (Note 5):
Basic	9.62	12.12	1.93
Diluted	9.22	11.74	1.87
Weighted average number of common shares outstanding:
Basic	56,690,804	57,439,866	57,439,866
Diluted	59,121,853	59,278,757	59,278,757

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of US$1.00 to RMB6.2848 on September 28, 2012 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB4,330 and RMB5,725 (US$911) for the nine months ended September 30, 2011 and 2012, respectively.

3.	Includes share-based compensation expense of RMB3,722 and RMB4,922 (US$783) for the nine months ended September 30, 2011 and 2012, respectively.

4.	Includes share-based compensation expense of RMB18,971 and RMB26,128 (US$4,157) for the nine months ended September 30, 2011 and 2012, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
(In thousands, except share, per share and per ADS data)	September 30, 2011	September30, 2012	September 30, 2012
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before income tax expense	120,585	136,067	21,650
Add back: Share-based compensation expense	11,173	13,908	2,213
Add back: (Gain) Loss from foreign currency translation	2,900	(515)	(82)

Non-GAAP income before income tax expense	134,658	149,460	23,781
GAAP income tax expense	(23,081)	(23,205)	(3,692)
Tax impact of share-based compensation expense and gain (loss) from foreign currency translation	(6)	1	0

Non-GAAP income tax expense	(23,087)	(23,204)	(3,692)

Non-GAAP adjusted net income	111,571	126,256	20,089

Non-GAAP adjusted earnings per share:
Basic	1.96	2.19	0.35
Diluted	1.89	2.13	0.34
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	3.93	4.38	0.70
Diluted	3.77	4.27	0.68
Weighted average number of common shares outstanding:
Basic	56,837,045	57,618,599	57,618,599
Diluted	59,176,145	59,153,900	59,153,900

	For the Nine Months Ended
(In thousands, except share, per share and per ADS data)	September30, 2011	September 30, 2012	September 30, 2012
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before income tax expense	339,146	418,458	66,583
Add back: Share-based compensation expense	27,023	36,775	5,851
Add back: (Gain) Loss from foreign currency translation	8,442	(1,313)	(209)
Add back: Loss from impairment of long-term investments	15,081	—	—

Non-GAAP income before income tax expense	389,692	453,920	72,225
GAAP income tax expense	(66,568)	(70,475)	(11,214)
Tax impact of share-based compensation expense, gain (loss) from foreign currency translation and loss from impairment of long-term investments	(48)	2	0

Non-GAAP income tax expense	(66,616)	(70,473)	(11,214)

Non-GAAP adjusted net income	323,076	383,447	61,011

Non-GAAP adjusted earnings per share:
Basic	5.70	6.68	1.06
Diluted	5.46	6.47	1.03
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	11.40	13.35	2.12
Diluted	10.93	12.94	2.06
Weighted average number of common shares outstanding:
Basic	56,690,804	57,439,866	57,439,866
Diluted	59,121,853	59,278,757	59,278,757

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.2848 on September 28, 2012 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	As of
	December 31,	September 30,	September 30,
	2011	2012	2012
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS
Current assets:
Cash	783,699	913,710	145,384
Restricted cash	4,263	5,452	868
Short-term investments	1,270,343	1,427,276	227,100
Accounts receivable (net of allowance of RMB2,022 and RMB2,314 as of December 31, 2011 and September 30, 2012, respectively)	43,708	40,571	6,455
Prepayments and other current assets	199,836	334,046	53,151
Deferred tax assets, current	11,042	6,620	1,053

Total current assets	2,312,891	2,727,675	434,011

Property and equipment, net	192,120	186,942	29,745
Intangible assets, net	4,290	3,231	514
Other long-term assets	48,649	151,459	24,099
Deferred tax assets, non-current	86	—	—

Total non-current assets	245,145	341,632	54,358

Total assets	2,558,036	3,069,307	488,369

LIABILITIES
Current liabilities:
Accounts payable	20,326	19,225	3,059
Salary and employee related accrual	44,287	40,086	6,378
Taxes payable	54,623	46,002	7,319
Advance from customers	290,460	349,636	55,632
Other payables and accruals	40,793	88,317	14,052

Total current liabilities	450,489	543,266	86,440

Deferred tax liabilities, non-current	1,972	1,887	300

Total liabilities	452,461	545,153	86,740

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 56,981,341 and 57,664,033 shares issued and outstanding as of December 31, 2011 and September 30, 2012, respectively)	47	47	8
Additional paid-in capital	1,061,819	1,132,447	180,188
Statutory reserves	7,332	7,332	1,167
Other comprehensive income	1,638	1,606	256
Retained earnings	1,034,739	1,382,722	220,010

Total shareholders’ equity	2,105,575	2,524,154	401,629

Total liabilities and shareholders’ equity	2,558,036	3,069,307	488,369

Note 1:
The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of US$1.00 to RMB6.2848 on September 28, 2012 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.